                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (RULE 14a-101)

                    INFORMATION REQUIRED IN CONSENT STATEMENT

                            SCHEDULE 14A INFORMATION

 CONSENT STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

Filed by the Registrant | |

Filed by a Party other than the Registrant|X|

Check the appropriate box:

         | | Preliminary Consent Statement

         | | Confidential,  for Use of the Commission Only (as permitted by Rule
             14a-6(e)(2))

         | | Definitive Consent Statement

         |X| Definitive Additional Materials

         | | Soliciting Material Under Rule 14a-12

                               BAIRNCO CORPORATION
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                (Name of Registrant as Specified in Its Charter)

                             STEEL PARTNERS II, L.P.
                             STEEL PARTNERS, L.L.C.
                              BZ ACQUISITION CORP.
                             WARREN G. LICHTENSTEIN
                               HUGH F. CULVERHOUSE
                                 JOHN J. QUICKE
                                 ANTHONY BERGAMO
                                HOWARD M. LEITNER
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    (Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

         Payment of Filing Fee (Check the appropriate box):

         |X| No fee required.

         | | Fee computed on table below per Exchange Act Rules  14a-6(i)(1) and
             0-11.

         (1) Title of each class of securities to which transaction applies:

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         (2) Aggregate number of securities to which transaction applies:

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         (3) Per unit price or other  underlying  value of transaction  computed pursuant to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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         (4) Proposed maximum aggregate value of transaction:

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         (5) Total fee paid:

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         | | Fee paid previously with preliminary materials:

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         | | Check box if any part of the fee is offset as  provided by Exchange
Act Rule  0-11(a)(2)  and identify the filing for which the  offsetting  fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid

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         (2) Form, Schedule or Registration Statement No:

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         (3) Filing Party:

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         (4) Date Filed:

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                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

          SUPPLEMENT DATED JANUARY 23, 2007 TO THE CONSENT STATEMENT OF
                 STEEL PARTNERS II, L.P. DATED JANUARY 16, 2007

                               GENERAL INFORMATION

      Steel Partners II, L.P., a Delaware limited  partnership  ("Steel Partners
II"),  is  supplementing  its  Consent  Statement  dated  January  16, 2007 (the
"Consent  Statement") in connection with its  solicitation  of written  consents from the holders of shares of common stock, par value $.01 per share, of Bairnco
Corporation,  a Delaware corporation ("Bairnco"),  to take the following actions
(the "Proposals") without a stockholders' meeting, as authorized by the Delaware
General Corporation Law:

      PROPOSAL 1 - Remove  each  member of  Bairnco's  Board of  Directors  (the
"Bairnco  Board")  and any  person  (other  than those  elected  by the  consent solicitation)  elected or  appointed to the Bairnco  Board by such  directors to fill any vacancy on the Bairnco Board or any newly-created directorships;

      PROPOSAL 2 - Amend  Section 2 of Article III of the  Amended and  Restated
Bylaws of Bairnco  (the  "Bylaws"),  as set forth on  Schedule I to the  Consent
Statement,  to fix the number of directors  serving on the Bairnco Board at five
(5);

      PROPOSAL 3 - Amend Section 2 of Article III of the Bylaws, as set forth on
Schedule I to the  Consent  Statement,  to  provide  that any  vacancies  on the
Bairnco Board  resulting  from the removal of directors by the  stockholders  of
Bairnco  may not be filled  by the  directors  and  shall  only be filled by the stockholders of Bairnco; and

      PROPOSAL  4 -  Elect  the  nominees  of  Steel  Partners  II -  Warren  G.
Lichtenstein, Hugh F. Culverhouse, John J. Quicke, Anthony Bergamo and Howard M.
Leitner - described  in the Consent  Statement  to serve as directors of Bairnco
(or,  if any such  nominee  is unable or  unwilling  to serve as a  director  of
Bairnco,  any other person  designated as a nominee by the remaining  nominee or nominees).

                  SUPPLEMENTAL CONSENT STATEMENT INFORMATION

      THE CONSENT STATEMENT IS HEREBY  SUPPLEMENTED SOLELY TO STATE THAT BAIRNCO
HAS SET A RECORD DATE OF JANUARY 30, 2007 FOR DETERMINING  STOCKHOLDERS ENTITLED
TO CONSENT TO THE PROPOSALS.  EXCEPT AS SPECIFICALLY MODIFIED OR SUPPLEMENTED BY
THE INFORMATION  CONTAINED IN THIS SUPPLEMENT,  ALL INFORMATION SET FORTH IN THE
CONSENT STATEMENT REMAINS APPLICABLE.  THIS SUPPLEMENT WILL NOT BE MAILED TO THE
STOCKHOLDERS.

      If you have any questions or require any additional information concerning this  supplement to the Consent  Statement of Steel  Partners II, please contact
MacKenzie Partners, Inc. at the address and toll-free number set forth below.

                                    MACKENZIE
                                 PARTNERS, INC.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                          bairnco@mackenziepartners.com

                                       or

                          CALL TOLL FREE (800) 322-2885